EXHIBIT 99.1

XTRA-GOLD RESOURCES CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

for the Six Months Ended
June 30, 2018

(expressed in U.S. Dollars, except where noted)

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of Xtra-Gold Resources Corp. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)

AS AT	June 30, 2018	December 31,
	(unaudited)	2017
ASSETS
Current
Cash and cash equivalents	$2,147,334	$1,364,652
Investment in trading securities, at fair value cost of $514,326 (December 31, 2017 - $530,829) (Note 4)	219,733	270,309
Receivables and other assets	65,818	35,423
Inventory	234,257	155,391
Total current assets	2,667,142	1,825,775
Restricted cash (Note 7)	296,322	246,322
Equipment (Note 5)	544,455	521,563
Mineral properties (Note 6)	734,422	734,422

TOTAL ASSETS	$4,242,341	$3,328,082

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	$372,237	$237,256
Warrant liability (Note 8)	1,000	1,000
Asset retirement obligation (Note 7)	188,229	205,201
Total current liabilities	561,466	443,457
Total liabilities	561,466	443,457
Equity
Capital stock (Note 8) Authorized - 250,000,000 common shares with a par value of $0.001 Issued and outstanding 46,972,917 common shares (December 31, 2017 47,782,417 common shares)	46,973	47,782
Additional paid in capital	31,750,483	31,892,397
Accumulated deficit	(27,416,692)	(28,227,530)
Total Xtra-Gold Resources Corp. stockholders’ equity	4,380,764	3,712,649
Non-controlling interest	(699,889)	(828,024)
Total equity	3,680,875	2,884,625
TOTAL LIABILITIES AND EQUITY	$4,242,341	$3,328,082

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 12)
	“James Longshore”	“James Schweitzer”
	Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)
(unaudited)

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017
EXPENSES
Amortization	$34,530	$27,810	$64,496	$49,800
Exploration	133,258	130,648	251,144	204,605
General and administrative	59,475	61,996	153,061	158,804
LOSS BEFORE OTHER ITEMS	(227,263)	(220,454)	(468,701)	(413,209)

OTHER ITEMS
Foreign exchange gain (loss)	(219,303)	16,867	(243,868)	25,951
Net gain (loss) on trading securities	8,441	29,422	(10,816)	29,702
Other income	4,831	1,796	5,864	4,179

Recovery of gold	688,443	545,028	1,656,494	690,000
	482,412	593,113	1,407,674	749,832

Consolidated income for the period	255,149	372,659	938,973	336,623

Net income attributable to non-controlling interest	(38,240)	(43,034)	(128,135)	(53,581)
Net income attributable to Xtra-Gold Resources Corp.	$216,909	$329,625	$810,838	$283,042
Basic and diluted income attributable to common stockholders per common share	$0.00	$0.01	$0.02	$0.01
Basic weighted average number of common shares outstanding	47,102,335	48,067,302	47,587,218	48,118,856
Fully diluted weighted average number of common shares outstanding	50,967,335	51,114,302	51,452,218	51,165,856

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENT OF EQUITY
(Expressed in U.S. Dollars)

	Common Stock
			Additional		Non-
	Number		Paid in	Accumulated	Controlling
	of Shares	Amount	Capital	Deficit	Interest	Total

Balance, December 31, 2016	48,174,417	$48,174	$31,870,683	$(28,583,385)	$(926,101)	$2,409,371
Stock option exercise	162,000	162	18,398	–	–	18,560
Repurchase of shares	(306,500)	(306)	(55,800)	–	–	(56,106)
Loss for the period	–	–	–	283,042	53,581	336,623
Balance, June 30, 2017	48,029,917	48,030	31,833,281	(28,300,343)	(872,520)	2,708,448
Stock-based compensation	–	–	103,001	–	–	103,001
Stock option exercise	–	–	–	–	–	–
Repurchase of shares	(247,500)	(248)	(43,885)	–	–	(44,133)
Income for the period	–	–	–	72,813	44,496	117,309
Balance, December 31, 2017	47,782,417	47,782	31,892,397	(28,227,530)	(828,024)	2,884,625
Stock-based compensation	–	–	7,762	–	–	7,762
Repurchase of shares	(809,500)	(809)	(149,676)	–	–	(150,485)
Income for the period	–	–	–	810,838	128,135	938,973
Balance, June 30, 2018	46,972,917	$46,973	$31,750,483	$(27,416,692)	$(699,889)	$3,680,875

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
(unaudited)

	Six Month	Six Month
	Period Ended	Period Ended
	June 30, 2018	June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$938,973	$336,623
Adjustment to reconcile net loss to net cash used in operating activities:
Amortization	64,496	49,800
Change in asset retirement obligation	(16,972)	(4,628)
Stock-based compensation	7,762	–
Unrealized foreign exchange loss (gain)	19,170	(23,983)
Purchase of trading securities	(132,753)	(27,742)
Proceeds on sale of trading securities	153,342	75,259
Net loss (gain) on sales of trading securities	10,816	(29,702)
Changes in non-cash working capital items:
Increase in receivables and other assets	(30,395)	(482,280)
Increase decrease in inventory	(78,866)	234,337
Increase in accounts payable and accrued liabilities	134,981	74,405

Net cash provided in operating activities	1,070,554	202,089

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(87,387)	(299,318)
Restricted cash	(50,000)	–
Net cash used in investing activities	(137,387)	(299,318)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuances of capital stock, net of financing costs	-	18,560
Repurchase of capital stock	(150,485)	(56,106)
Net cash used in financing activities	(150,485)	(37,546)

Change in cash and cash equivalents during the year	782,682	(134,775)

Cash and cash equivalents, beginning of the year	1,364,652	913,562

Cash and cash equivalents, end of the year	$2,147,334	$778,787

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Inc., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited (“Canadiana”) and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited (“Goldenrae”). Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana. On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited (“XG Exploration”). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited (“XG Mining”).

2.	CONTINUANCE OF OPERATIONS

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. Although the Company has incurred a gain of $810,838 for the six-month period ended June 30, 2018, it has an accumulated a deficit of $27,416,692. Results for the six-month period ended June 30, 2018 are not necessarily indicative of future results. However, these accumulated losses raise substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At June 30, 2018, the Company has working capital of $2,105,676. While sufficient to fund the required exploration programs for a period greater than 12 months, the Company does not have a demonstrably viable business to provide future funds. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

3.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2017, included in our Annual Report on Form 20-F, filed with the SEC on March 29, 2018. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. The financial statements and notes are representations of the Company’s management and its board of directors, who are responsible for their integrity and objectivity.

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration (from February 16, 2004) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2018 and December 31, 2017, cash and cash equivalents consisted of cash and treasury bills held at financial institutions.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of June 30, 2018 and December 31, 2017, the Company has not recorded any allowance for doubtful accounts.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company’s inventory consists of raw gold. Costs are determined using the first-in, first-out (“FIFO”) method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company’s trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

Furniture and equipment	20%
Computer equipment	30%
Vehicles	30%
Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 505 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Income (Loss) per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. To calculate diluted loss per share, the Company uses the treasury stock method and if converted method. As of June 30, 2018 and December 31, 2017, there were 1,250,000 warrants. As of June 30, 2018 and December 31, 2017, there were 2,615,000 stock options. For the six-month period ending June 30, 2018, the fully diluted weighted average shares outstanding would increase to 51,452,218 from the basic weighted average shares outstanding of 47,587,218. This increase did not change the income per share from the basic income per share number. In the six-month period ended June 30, 2017, the fully diluted weighted average shares outstanding would increase to 51,165,856 from the basic weighted average shares outstanding of 48,118,856. This increase did not change the income per share from the basic income per share number.

Foreign exchange

The Company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Cash in Canada is primarily held in financial institutions. Balances on hand may exceed insured maximums. Cash in Ghana is held in banks with a strong international presence. Ghana does not insure bank balances.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of June 30, 2018 and December 31, 2017, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	June 30,	Markets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$2,147,334	$2,147,334	$–	$–
Restricted cash	296,322	296,322	–	–
Investment in trading securities	219,733	219,733	–	–
Warrant liability	(1,000)	–	–	(1,000)
Total	$2,662,389	$2,663,389	$–	$(1,000)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2017	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$1,364,652	$1,364,652	$–	$–
Restricted cash	246,322	246,322	–	–
Investment in trading securities	270,309	270,309	–	–
Warrant liability	(1,000)	–	–	(1,000)
Total	$1,880,283	$1,881,283	$–	$(1,000)

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources. The fair value of the warrant liability is determined through the Black Scholes valuation model.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of June 30, 2018, the Company held $1,512,017 (December 31, 2017 - $737,523) in low risk money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The Company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

Recent accounting pronouncements

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. Accordingly, the updated standard is effective for us from January 1, 2018. We will use the cumulative effect method, we do not expect that this change will have a material effect on our consolidated financial statements and related disclosures.

In July 2015, the FASB issued Accounting Standards Update No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Any current period adjustments to provisional amounts that would have impacted a prior period’s earnings had they been recognized at the acquisition date are required to be presented separately on the face of the income statement or disclosed in the notes. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not been issued. Therefore the amendments in ASU 2015-16 will become effective for us as of the beginning of our 2017 fiscal year. The adoption of this guidance did not have a material impact upon our financial condition or results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Furthermore, equity investments without readily determinable fair values are to be assessed for impairment using a quantitative approach. The amendments in ASU 2016-01 should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with other amendments related specifically to equity securities without readily determinable fair values applied prospectively. The amendments in ASU 2016-01 will become effective for us as of the beginning of our 2019 fiscal year. The adoption of this guidance is not expected to have a material impact upon our consolidated financial condition or results of operations.

On February 24, 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The updated standard is effective for us beginning in the first quarter of fiscal 2019. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard did not have a material impact upon our financial condition or results of operations.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, in an effort to reduce the diversity of how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company has determined that this ASU did not have a material impact on the consolidated financial statements and related disclosures.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on our consolidated financial statements.

4.	INVESTMENTS IN TRADING SECURITIES

At June 30, 2018, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of June 30, 2018, the fair value of trading securities was $219,733 (December 31, 2017 $270,309).

	June 30, 2018	December 31, 2017
Investments in trading securities at cost	$514,326	$530,829
Unrealized losses	(294,593)	(260,520)
Investments in trading securities at fair market value	$219,733	$270,309

5.	EQUIPMENT

		June 30, 2018
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$–
Computer equipment	20,274	20,274	–
Exploration equipment	1,758,619	1,311,315	447,304
Vehicles	426,553	329,402	97,151
	$2,213,804	$1,669,349	$544,455

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

The company expensed $64,496 for amortization in the six months ended June 30, 2018.

		December 31, 2017
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$–
Computer equipment	20,274	20,274	–
Exploration equipment	1,738,849	1,255,906	482,943
Vehicles	358,936	320,316	38,620
	$2,126,417	$1,604,854	$521,563

The company expensed $49,800 for amortization in the six months ended June 30, 2017.

6.	MINERAL PROPERTIES

	June 30,	December 31,
	2018	2017

Acquisition costs	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133
Option payments received	(881,440)	(881,440)
Total	$734,422	$734,422

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. The mining leases for the Kwabeng and Pameng Projects grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019. All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission. As these extensions generally take years for the regulatory review to be completed, the Company is not yet in receipt of the extension approval. However, until the Company receives the extension documents, the old lease remains in force under the mineral laws. The extension is in accordance with the terms of application and payment of fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license (“PL”) securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects. This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project. Subsequent to the year ended December 31, 2010, the Government of Ghana granted two mining leases for these Projects dated January 6, 2011. These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project. These mining leases supersede the PL previously granted to the Company. Among other things, both mining leases require that the Company (i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter); (ii) pay annual ground rent of GH¢260.00 (USD$167) for the Banso Project and GH¢280.00 (USD$180) for the Muoso Project; (iii) commence commercial production of gold within two years from the date of the mining leases; and (iv) pay a production royalty to the Government of Ghana. The Company has filed for the necessary permits to commence work on the project. The permits were approved and work has commenced on the properties.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

The Company executed a letter of intent (“LOI”) with Buccaneer Gold Corp. (“Buccaneer”), formerly Verbina Resources Inc., a company related by two directors in common, on July 21, 2010 whereby Buccaneer could acquire an undivided 55% interest in the Company’s interest in the mineral rights of the Company’s Banso and Muoso concessions (“Concessions”). On January 21, 2011, the terms of the agreement were amended.

On November 22, 2016, the Company announced that Buccaneer had abandoned its rights in respect of the Concessions.

Mining lease and prospecting license commitments

The Company is committed to expend, from time to time fees payable (a) to the Minerals Commission for: (i) an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence); (ii) a grant of a mining lease (currently $100,000); (iii) an extension of a mining lease (currently $100,000); (iv) annual operating permits; and (v) the conversion of a reconnaissance license to a prospecting license (currently $20,000); (b) to the Environmental Protection Agency (“EPA”) (of Ghana) for: (i) processing and certificate fees with respect to EPA permits; (ii) the issuance of permits before the commencement of any work at a particular concession; or (iii) the posting of a bond in connection with any mining operations undertaken by the Company; (c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed; and (d) an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the areas covered by the Company’s mining leases and future reconnaissance and prospecting licenses and such other financial commitments arising out of any approved exploration programs in connection therewith.

7.	ASSET RETIREMENT OBLIGATION

	June 30,	December 31,
	2018	2017

Balance, beginning of year	$205,201	$216,000
Change in obligation	(16,972)	(10,799)
Balance, end of year	$188,229	$205,201

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $188,229 (December 31, 2017 - $205,201). During 2018 and 2017, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash.

8.	CAPITAL STOCK

Issuances of shares

The company did not issue any shares during the six months ended June 30, 2018.

Other than the issuance of stock options as described below, the Company did not issue shares during the year ended December 31, 2017.

During the year ended December 31, 2017, the Company issued 162,000 shares at CAD$0.15 per share for proceeds of CAD$24,300 ($18,560) on exercise of stock options.

During the year ended December 31, 2016, the Company issued 2,500,000 units at CAD$0.40 per unit for proceeds of $693,728 net of costs. Each unit was comprised of one common share and one half of one common share purchase warrant.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

Each full purchase warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. The Company also issued 147,000 finders warrants with this financing. Each finders warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing.

Cancellation of shares

During the six-month period ended June 30, 2018, a total of 809,500 common shares were re-purchased for $150,485 and cancelled.

During the year ended December 31, 2017, a total of 554,000 common shares were re-purchased for $100,239 and cancelled.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the “2011 Plan”) and cancelled the 2005 equity compensation plan. Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant. The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval. The maximum term of options granted cannot exceed 10 years.

The TSX’s rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company’s directors and by the Company’s shareholders. The Board approved all unallocated options under the Option Plan on March 28, 2017 which was approved by the Company’s shareholders at the annual and special meeting held on May 17, 2017.

At June 30, 2018, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

54,000	CAD$0.50	June 1, 2020
63,000	CDN$0.15	June 1, 2020
48,000	CDN$0.225	June 1, 2020
90,000	CDN$0.50	July 1, 2020
150,000	CDN$0.30	November 1, 2020
30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
108,000	CDN$0.15	June 10, 2021
125,000	CDN$0.65	July 25, 2021
125,000	CDN$0.27	July 1, 2022
382,000	CDN$0.15	December 31, 2022
690,000	CDN$0.30	July 1, 2023
250,000	CDN$0.20	October 8, 2025
400,000	CDN$0.40	May 5, 2026

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2018		December 31, 2017
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
		Price		Price
Outstanding, beginning of period	2,615,000	$0.23	1,920,000	$0.23
Granted	–		965,000	$0.24
Exercised	–		(162,000)	$0.12
Cancelled/Expired	–		(108,000)	$0.36
Outstanding, end of year	2,615,000	$0.23	2,615,000	$0.23

Exercisable, end of period	2,577,500	$0.23	2,505,500	$0.23

The aggregate intrinsic value for options vested and for total options as of June 30, 2018 is approximately $93,254 (December 31, 2017 - $22,041). The weighted average contractual term of stock options outstanding and exercisable as at June 30, 2018 is 5.6 years (December 31, 2017 6.0 years).

There were no options granted during the six-month period ended June 30, 2018. The fair value of stock options granted, vested, and modified during the period ended June 30, 2018 was $7,762, which has been included in general and administrative expense. The fair value of stock options granted, vested, and modified during the year ended December 31, 2017 was $103,001, (six months ended June 30, 2017 - $nil) which has been included in general and administrative expense.

The following assumptions were used for the Black-Scholes valuation of stock options amended during the six-month period ended June 30, 2018 and the year ended December 31, 2017:

	2018	2017

Risk-free interest rate	N/A	1.75%
Expected life	N/A	2 to 7.5 years
Annualized volatility	N/A	61% to 68%
Dividend rate	N/A	–

During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30) . A further 80,000 options were granted to non-insiders at a price of $0.24 (CAD$0.30) . Consultants received 125,000 options priced at $0.21 (CAD$0.27) and 150,000 at $0.24 (CAD$0.30) . There were 400,000 option grants during 2016 to an insider of the Company at $0.31 (CAD$0.40) . A further 125,000 options were granted during 2016 to a consultant of the company at $0.50 (CAD$0.65) .

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

Warrants

At June 30, 2018 and December 31, 2017, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

1,250,000	CAD$0.50	August 25, 2018

Warrant transactions and the number of warrants outstanding are summarized as follows:

	June 30, 2018		December 31, 2017

Balance, beginning of period	1,250,000	CAD$0.50	1,397,000	CAD$ 0.65
Issued	–		–
Exercised	–		–
Expired	–		(147,000)	CAD$ 0.65
Balance, end of period	1,250,000	CAD$0.50	1,250,000	CAD$ 0.50

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. The common share purchase warrants described above are denominated in CAD dollars and the Company’s functional currency is the US dollar. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712. In August 2017, the Company extended the term of the non-broker warrants until August 25, 2018 and decreased the strike price of the warrants to CAD$0.50.

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. In August 2017, a further charge was recognized when the non-broker warrants were extended and the strike price was changed. At December 31, 2017, the fair value adjustment was recognized in the consolidated statement of operations.

The fair value of the warrants estimated at June 30, 2018 and December 31, 2017 using the Black-Scholes Options Pricing Model was $1,000.

9.	RELATED PARTY TRANSACTIONS

During the six-month periods ended June 30, 2018 and June 30, 2017, the Company entered into the following transactions with related parties:

	June 30, 2018	June 30, 2017

Consulting fees paid or accrued to officers or their companies	$449,133	$308,520
Directors’ fees	1,174	1,124

Of the total consulting fees noted above, $300,057 (June 30, 2017 - $171,028) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $150,029 (June 30, 2017 - $85,514) of this amount. As at June 30, 2018, $130,104 (December 31, 2017 - $47,924) remains payable to this related company and $3,200 (December 31, 2017 - $5,000) remains payable to the related party for expenses earned for work on behalf of the Company.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30) . A total of $75,502 was included in consulting fees related to these options, of which $nil was recorded in the first six months of 2017.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30,	June 30,
	2018	2017

Cash paid during the period for:
Interest	$–	$–
Income taxes	$–	$–

There were no significant non-cash transactions during the six-month period ended June 30, 2018, nor during the year ended December 31, 2017.

11.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	June 30,	December 31,
	2018	2017

Cash and restricted cash:
Canada	$1,512,017	$815,526
Ghana	931,639	795,448
Total cash and restricted cash	2,443,656	1,610,974
Capital assets
Canada	–	–
Ghana	1,278,877	1,255,985
Total capital assets	1,278,877	1,255,985
Total	$3,722,533	$2,866,959

	June 30,	June 30,
Six months ended	2018	2017

Net (loss) profit:
Canada	$(342,372)	$(199,191)
Ghana	1,153,210	482,233
Total	$810,838	$283,042

12.	CONTINGENCY AND COMMITMENTS

In late 2009, the Government of Ghana announced an increase in the gross overriding royalty (“GOR”) required payable by all mining companies in the country from 3% to 5%. The industry standard remained at 3% due to stability agreements which were in place with a number of companies. From the commencement of gold recovery in July 2010 to September 2010, the Company paid the GOR at 5% and as of October 2010, the Company began to pay the GOR at 3% until July 1, 2011 when the Company again paid the royalty at 5%. As a result of this decision, there is a potential unrecorded liability of $84,300 related to 2010 activities and a recorded liability of $120,000 related to 2011 activities. Although the Company believes it is unlikely that these amounts will become payable a provision has been recorded due to the uncertainty of the timing of the increase.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2018
(unaudited)

The Government of Ghana initially required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit. The Company has submitted a request for a reduction of these fees to the government and is awaiting a response.

13.	SUBSEQUENT EVENT NOTE

During the six-month period ended June 30, 2018, 179,500 common shares were re-purchased for $37,064 (CAD$48,375). These shares were cancelled subsequent to June 30, 2018. Subsequent to June 30, 2018, an aggregate of 151,500 common shares were re-purchased for $28,683 (CAD$37,875). These shares will be cancelled in the normal course of operations.